Mail Stop 3561

May 12, 2009

Bruce Dugan
Chief Executive Officer
Inicia Incorporated
360 East 55th Street, Suite 13G
New York, NY 10022

> **Re: Inicia Incorporated**
> **Form 1-A Amendment No. 4**
> **Filed on May 11, 2009**
> **File No. 24-10228**

Dear Mr. Dugan:

This is to advise you that a preliminary review of your revised offering statement indicates that it fails to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of Form 1-A, as described below. Without limiting the generality of the foregoing, we note the following issue.

1. It appears that your document fails to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. Namely, you have not provided financial statements meeting the requirements of Part F/S of Form 1-A. For this reason, we will not perform a detailed examination of your revised offering statement, and we will not issue any comments until this material deficiency as set forth is addressed.

*****

As long as it remains in its current form, we will not recommend acceleration of the qualification date of the offering statement. Also note that should the offering statement become qualified in its present form, we would be required to consider what recommendation, if any, we should make to the Commission. We suggest that you consider submitting a substantive amendment to correct the deficiency noted above.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. You may contact Blaise Rhodes, the primary accounting examiner for this filing, at

(202) 551-3774 or Brian Bhandari, Accounting Branch Chief at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, the primary legal examiner for this filing, at (202) 551-3297 or James Lopez, Legal Branch Chief, at (202) 551-3536 with any other questions. We look forward to working with you to address these concerns.

Sincerely,

John Reynolds
Assistant Director

cc: M. David Sayid
        Fax (212) 247-7535